Exhibit 99.2

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

PERIOD ENDED SEPTEMBER 30, 2021

GLOBAL SHIP LEASE, INC.

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

		As of
	Note	September 30, 2021	December 31, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$81,917	$80,757
Restricted cash		28,524	825
Accounts receivable, net		3,676	2,532
Inventories		9,261	6,316
Prepaid expenses and other current assets		20,696	6,711
Due from related parties	6	1,248	1,472
Total current assets		$145,322	$98,613
NON - CURRENT ASSETS
Vessels in operation	3	$1,655,567	$1,140,583
Advances for vessels acquisitions and other additions	3	6,109	1,364
Deferred charges, net		29,107	22,951
Other non-current assets		7,426	—
Restricted cash, net of current portion		2,554	10,680
Total non - current assets		1,700,763	1,175,578
TOTAL ASSETS		$1,846,085	$1,274,191
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable		$15,161	$10,557
Accrued liabilities		22,170	19,127
Current portion of long - term debt	5	150,717	76,681
Current portion of deferred revenue		6,942	5,623
Due to related parties	6	338	225
Total current liabilities		$195,328	$112,213
LONG - TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	5	$926,708	$692,775
Non-current intangible liabilities - charter agreements	4	69,529	4,462
Non - current deferred revenue		239	—
Total non - current liabilities		996,476	697,237
Total liabilities		$1,191,804	$809,450
Commitments and Contingencies	7	—	—
SHAREHOLDERS' EQUITY
Class A common shares – authorized 214,000,000 shares with a $0.01 par value 36,216,803 shares issued and outstanding (2020 – 17,741,008 shares)	8	$362	$177
Series B Preferred Shares – authorized 44,000 shares with a $0.01 par value 43,579 shares issued and outstanding (2020 – 22,822 shares)	8	—	—
Series C Preferred Shares – authorized 250,000 shares with a $0.01 par value Nil shares issued and outstanding (2020 - 250,000 shares)	8	—	3
Additional paid in capital		697,281	586,355
Accumulated deficit		(43,362)	(121,794)
Total shareholders' equity		654,281	464,741
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$1,846,085	$1,274,191

See accompanying notes to interim unaudited condensed consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Operations

(Expressed in thousands of U.S. dollars except share and per share data)

		Nine months ended September 30,
	Note	2021	2020
OPERATING REVENUES
Time charter revenues (includes related party revenues of $104,995 and $110,223 for the periods ended September 30, 2021 and 2020, respectively)		$267,357	$212,755
Amortization of intangible liabilities-charter agreements (includes related party amortization of intangible liabilities-charter agreements of $3,524 and $1,328 for the periods ended September 30, 2021 and 2020, respectively)	4	27,068	88
Total operating revenues		294,425	212,843

OPERATING EXPENSES
Vessels operating expenses (includes related party vessels operating expenses of $10,755 and $9,381 for the periods ended September 30, 2021 and 2020, respectively)		86,692	75,124
Time charter and voyage expenses (includes related party time charter and voyage expenses of $2,365 and $1,801 for the periods ended September 30, 2021 and 2020, respectively)		8,311	8,718
Depreciation and amortization	3	42,318	34,970
Impairment of vessels	3	—	8,497
General and administrative expenses		9,554	6,378
(Gain)/loss on sale of vessels	3	(7,770)	244
Operating Income		155,320	78,912

NON-OPERATING INCOME/(EXPENSES)
Interest income		369	897
Interest and other finance expenses (includes $5,764 and $2,271 Notes premium for the periods ended September 30, 2021 and 2020, respectively)		(54,302)	(50,533)
Other income/(expense), net		1,687	(337)
Total non-operating expenses		(52,246)	(49,299)
Income before income taxes		103,074	29,613
Income taxes		(58)	(50)
Net Income		$103,016	$29,563
Earnings allocated to Series B Preferred Shares	8	(5,879)	(2,747)
Net Income available to Common Shareholders		$97,137	$26,816
Earnings per Share

Weighted average number of Class A common shares outstanding
Basic	10	34,734,005	17,669,049
Diluted	10	34,743,297	17,750,749

Net Earnings per Class A common share
Basic	10	$2.80	$0.88
Diluted	10	$2.80	$0.87

See accompanying notes to interim unaudited condensed consolidated financial statement

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Nine months ended September 30,
	Note	2021	2020
Cash flows from operating activities:
Net Income		$103,016	$29,563
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		42,318	34,970
Impairment of vessels	3	—	8,497
(Gain)/loss on sale of vessels		(7,770)	244
Amortization of deferred financing costs	5	6,810	3,030
Amortization of original issue discount/premium on repurchase of notes		8,734	2,455
Amortization of intangible liabilities/assets - charter agreements	4	(27,068)	(88)
Share based compensation	9	2,005	1,640
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable and other assets		(22,555)	2,051
(Increase)/decrease in inventories		(2,945)	180
(Decrease)/increase in accounts payable and other liabilities		(1,172)	4,520
Decrease in related parties' balances, net	6	337	1,533
Increase/(decrease) in deferred revenue		1,558	(3,872)
Unrealized foreign exchange loss		3	2
Net cash provided by operating activities		$103,271	$84,725
Cash flows from investing activities:
Acquisition of vessels and intangibles		(427,749)	(23,060)
Cash paid for vessel expenditures		(2,758)	(4,489)
Advances for vessel acquisitions and other additions		(4,318)	(6,118)
Cash paid for drydockings		(7,566)	(10,099)
Net proceeds from sale of vessels		16,514	6,852
Net cash used in investing activities		$(425,877)	$(36,914)
Cash flows from financing activities:
Proceeds from issuance of 2024 Notes		22,702	19,193
Repurchase of 2022 Notes, including premium		(239,183)	(59,615)
Proceeds from drawdown of credit facilities		714,505	47,000
Repayment of credit facilities		(77,667)	(46,802)
Repayment of refinanced debt		(149,632)	(44,366)
Deferred financing costs paid		(11,905)	(962)
Net proceeds from offering and repurchase of Class A common shares, net of offering costs		57,849	(76)
Proceeds from offering of Series B preferred shares, net of offering costs	8	51,254	6,836
Class A common shares - dividend paid		(18,705)	—
Series B preferred shares - dividend paid		(5,879)	(2,747)
Net cash provided by/(used in) financing activities		$343,339	$(81,539)
Net increase/(decrease) in cash and cash equivalents and restricted cash		20,733	(33,728)
Cash and cash equivalents and restricted cash at beginning of the period		92,262	147,636
Cash and cash equivalents and restricted cash at end of the period		$112,995	$113,908

Supplementary Cash Flow Information:
Cash paid for interest		$36,290	$40,371
Non-cash investing activities:
Unpaid drydocking expenses		6,509	260
Unpaid vessel expenditures		4,729	90
Acquisition of vessels and intangibles		92,135	—
Advances for vessel acquisitions and other additions		426	—
Non-cash financing activities:
Unpaid deferred financing costs		1,395	—
Issuance of 2024 Notes for the acquisition of vessels		35,000	—
Premium on the 2024 Notes issued for the acquisition of vessels		1,680	—

See accompanying notes to interim unaudited condensed consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Shares at par value $0.01	Number of Series B Preferred Shares at par value $0.01	Number of Series C Preferred Shares at par value $0.01	Common Shares	Series B Preferred Shares	Series C Preferred Shares	Additional paid-in capital	(Accumulated Deficit)	Total Shareholders' Equity
Balance at December 31, 2019	17,556,738	14,428	250,000	$175	$-	$3	$565,586	$(159,362)	$406,402
Issuance of Restricted Stock Units (Note 9)	—	—	—	—	—	—	429	—	429
Issuance of Class A common shares, net of offering costs	—	—	—	—	—	—	(39)	—	(39)
Net Income for the period	—	—	—	—	—	—	—	1,500	1,500
Series B Preferred Shares dividend (Note 8)	—	—	—	—	—	—	—	(879)	(879)
Issuance of Series B Preferred shares, net of offering costs	—	1,646	—	—	—	—	4,003	—	4,003
Balance at March 31, 2020	17,556,738	16,074	250,000	$175	$—	$3	$569,979	$(158,741)	$411,416

Issuance of Restricted Stock Units (Note 9)	—	—	—	—	—	—	853	—	853
Issuance of Class A common shares, net of offering costs	184,270	—	—	2	—	—	(37)	—	(35)
Net Income for the period	—	—	—	—	—	—	—	13,516	13,516
Series B Preferred Shares dividend (Note 8)	—	—	—	—	—	—	—	(911)	(911)
Issuance of Series B Preferred shares, net of offering costs	—	581	—	—	—	—	1,179	—	1,179
Balance at June 30, 2020	17,741,008	16,655	250,000	$177	$—	$3	$571,974	$(146,136)	$426,018

Issuance of Restricted Stock Units (Note 9)	—	—	—	—	—	—	358	—	358
Issuance of Class A common shares, net of offering costs	—	—	—	—	—	—	—	—	—
Net Income for the period	—	—	—	—	—	—	—	14,547	14,547
Series B Preferred Shares dividend (Note 8)	—	—	—	—	—	—	—	(957)	(957)
Issuance of Series B Preferred shares, net of offering costs	—	853	—	—	—	—	1,854	—	1,854
Balance at September 30, 2020	17,741,008	17,508	250,000	$177	$—	$3	$574,186	$(132,546)	$441,820
See accompanying notes to interim unaudited condensed consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Shares	Number of Series B Preferred Shares at par value $0.01	Number of Series C Preferred Shares at par value $0.01	Common Shares	Series B Preferred Shares	Series C Preferred Shares	Additional paid-in capital	(Accumulated Deficit)	Total Shareholders' Equity
Balance at December 31, 2020	17,741,008	22,822	250,000	$177	$—	$3	$586,355	$(121,794)	$464,741
Issuance of Restricted Stock Units (Note 9)	45,313	—	—	—	—	—	1,704	—	1,704
Issuance of Class A common shares, net of offering costs	5,541,959	—	—	55	—	—	67,703	—	67,758
Conversion of Series C Preferred shares to Class A common shares (Note 8)	12,955,188	—	(250,000)	130	—	(3)	(127)	—	—
Net Income for the period	—	—	—	—	—	—	—	5,643	5,643
Series B Preferred Shares dividend (Note 8)	—	—	—	—	—	—	—	(1,484)	(1,484)
Issuance of Series B Preferred Shares, net of offering costs (Note 8)	—	4,356	—	—	—	—	10,696	—	10,696
Balance at March 31, 2021	36,283,468	27,178	—	$362	$—	$—	$666,331	$(117,635)	$549,058

Issuance of Restricted Stock Units (Note 9)	—	—	—	—	—	—	150	—	150
Issuance of Class A common shares, net of offering costs	—	—	—	—	—	—	(209)	—	(209)
Net Income for the period	—	—	—	—	—	—	—	32,076	32,076
Series B Preferred Shares dividend (Note 8)	—	—	—	—	—	—	—	(2,011)	(2,011)
Issuance of Series B Preferred Shares, net of offering costs (Note 8)	—	9,594	—	—	—	—	23,649	—	23,649
Class A common shares dividend	—	—	—	—	—	—		(9,347)	(9,347)
Balance at June 30, 2021	36,283,468	36,772	—	$362	$—	$—	$689,921	$(96,917)	$593,366

Issuance of Restricted Stock Units (Note 9)	437,265	—	—	5	—	—	146	—	151
Issuance of Class A common shares, net of offering costs	17,720	—	—	—	—	—	300	—	300
Cancellation of Class A common shares	(521,650)	—	—	(5)	—	—	(9,995)	—	(10,000)
Net Income for the period	—	—	—	—	—	—	—	65,297	65,297
Series B Preferred Shares dividend (Note 8)	—	—	—	—	—	—	—	(2,384)	(2,384)
Issuance of Series B Preferred Shares, net of offering costs (Note 8)	—	6,807	—	—	—	—	16,909	—	16,909
Class A common shares dividend	—	—	—	—	—	—		(9,358)	(9,358)
Balance at September 30, 2021	36,216,803	43,579	—	$362	$—	$—	$697,281	$(43,362)	$654,281

See accompanying notes to interim unaudited condensed consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share data)

1.	Description of Business
On August 14, 2008, Global Ship Lease, Inc. (the “Company”) merged indirectly with Marathon Acquisition Corp., a company then listed on The American Stock Exchange, and with the pre-existing Global Ship Lease, Inc. GSL Holdings, Inc. was the surviving entity (the “Marathon Merger”), changed its name to Global Ship Lease, Inc. and became listed on The New York Stock Exchange (the “NYSE”).
On November 15, 2018, the Company completed a transformative transaction and acquired Poseidon Containers’ 20 containerships, one of which, the Argos, was contracted to be sold, which sale was completed in December 2018, (the “Poseidon Transaction”).
The Company’s business is to own and charter out containerships to leading liner companies. On June 30, 2021, the Company sold La Tour, a 2001 built 2,272 TEU containership. As of September 30, 2021, the Company had contracted to purchase one containership which was delivered on October 13, 2021.
The following table provides information about the 64 vessels owned as at September 30, 2021.
Company Name (1)	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Global Ship Lease 54 LLC	Liberia	CMA CGM Thalassa	11,040	2008	4Q25
Laertis Marine LLC	Marshall Islands	UASC Al Khor	9,115	2015	1Q22
Penelope Marine LLC	Marshall Islands	Maira XL	9,115	2015	2Q22
Telemachus Marine LLC (3)	Marshall Islands	Anthea Y	9,115	2015	3Q23
Global Ship Lease 53 LLC	Liberia	MSC Tianjin	8,603	2005	2Q24
Global Ship Lease 52 LLC	Liberia	MSC Qingdao	8,603	2004	2Q24
Global Ship Lease 43 LLC	Liberia	GSL Ningbo	8,603	2004	1Q23
Global Ship Lease 30 Limited	Marshall Islands	GSL Eleni	7,847	2004	3Q24(4)
Global Ship Lease 31 Limited	Marshall Islands	GSL Kalliopi	7,847	2004	4Q22(4)
Global Ship Lease 32 Limited	Marshall Islands	GSL Grania	7,847	2004	4Q22(4)
Alexander Marine LLC	Marshall Islands	Mary	6,927	2013	3Q23
Hector Marine LLC	Marshall Islands	Kristina	6,927	2013	2Q24
Ikaros Marine LLC	Marshall Islands	Katherine	6,927	2013	1Q24
Philippos Marine LLC	Marshall Islands	Alexandra	6,927	2013	1Q24
Aristoteles Marine LLC	Marshall Islands	Alexis	6,882	2015	1Q24
Menelaos Marine LLC	Marshall Islands	Olivia I	6,882	2015	1Q24
Global Ship Lease 48 LLC	Liberia	CMA CGM Berlioz	6,621	2001	4Q25
Leonidas Marine LLC	Marshall Islands	Agios Dimitrios	6,572	2011	4Q23
Global Ship Lease 35 LLC	Liberia	GSL Nicoletta	6,840	2002	3Q24
Global Ship Lease 36 LLC	Liberia	GSL Christen	6,840	2002	3Q23
Global Ship Lease 33 LLC	Liberia	GSL Vinia	6,080	2004	3Q24
Global Ship Lease 34 LLC	Liberia	GSL Christel Elisabeth	6,080	2004	2Q24
GSL Arcadia LLC	Liberia	GSL Arcadia	6,008	2000	2Q24
GSL Melita LLC	Liberia	GSL Melita	6,008	2001	3Q24
GSL Maria LLC	Liberia	tbr GSL Maria (6)	6,008	2001	3Q24
GSL Violetta LLC (3)	Liberia	GSL Violetta	6,008	2000	4Q24
GSL Tegea LLC	Liberia	GSL Tegea	5,992	2001	2Q24
GSL Dorothea LLC	Liberia	GSL Dorothea	5,992	2001	2Q24
GSL MYNY LLC	Liberia	GSL MYNY	6,008	2,000	3Q24
Tasman Marine LLC	Marshall Islands	Tasman	5,936	2000	1Q22
Hudson Marine LLC	Marshall Islands	Zim Europe	5,936	2000	1Q24(5)
Drake Marine LLC	Marshall Islands	Ian H	5,936	2000	2Q24(5)

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

1.	Description of Business (continued)

Company Name (1)	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Global Ship Lease 69 LLC (3)	Liberia	GSL Tripoli	5,470	2009	3Q24
Global Ship Lease 70 LLC (3)	Liberia	GSL Syros	5,470	2010	3Q24
Global Ship Lease 71 LLC (3)	Liberia	GSL Tinos	5,470	2010	3Q24
Hephaestus Marine LLC	Marshall Islands	Dolphin II	5,095	2007	1Q22
Zeus One Marine LLC	Marshall Islands	Orca I	5,095	2006	2Q24(7)
Global Ship Lease 47 LLC	Liberia	GSL Château d’If	5,089	2007	4Q26(8)
GSL Alcazar Inc.	Marshall Islands	CMA CGM Alcazar	5,089	2007	3Q26(8)
Global Ship Lease 55 LLC	Liberia	tbr GSL Susan (6)	4,363	2008	3Q22
Global Ship Lease 50 LLC	Liberia	CMA CGM Jamaica	4,298	2006	3Q22
Global Ship Lease 49 LLC	Liberia	CMA CGM Sambhar	4,045	2006	3Q22
Global Ship Lease 51 LLC	Liberia	CMA CGM America	4,045	2006	3Q22
Global Ship Lease 57 LLC	Liberia	GSL Rossi	3,421	2012	1Q26
Global Ship Lease 58 LLC	Liberia	GSL Alice	3,421	2014	1Q23
Global Ship Lease 59 LLC	Liberia	tbr GSL Melina (6)	3,400	2013	2Q23
Global Ship Lease 60 LLC	Liberia	GSL Eleftheria	3,405	2013	3Q25
Global Ship Lease 61 LLC	Liberia	tbr GSL Mercer (6)	2,824	2007	4Q24
Global Ship Lease 62 LLC	Liberia	Matson Molokai	2,824	2007	2Q25
Global Ship Lease 63 LLC	Liberia	tbr GSL Lalo (6)	2,824	2006	4Q22
Global Ship Lease 42 LLC	Liberia	GSL Valerie	2,824	2005	1Q25
Pericles Marine LLC	Marshall Islands	Athena	2,762	2003	2Q24
Global Ship Lease 64 LLC	Liberia	GSL Elizabeth	2,742	2006	3Q22
Global Ship Lease 65 LLC	Liberia	tbr GSL Chloe (6)	2,546	2012	4Q24
Global Ship Lease 66 LLC	Liberia	GSL Maren	2,546	2014	4Q22
Aris Marine LLC	Marshall Islands	Maira	2,506	2000	1Q23
Aphrodite Marine LLC	Marshall Islands	Nikolas	2,506	2000	1Q23
Athena Marine LLC	Marshall Islands	Newyorker	2,506	2001	1Q24
Global Ship Lease 38 LLC	Liberia	Manet	2,272	2001	4Q21
Global Ship Lease 40 LLC	Liberia	Keta	2,207	2003	4Q24
Global Ship Lease 41 LLC	Liberia	Julie	2,207	2002	1Q23
Global Ship Lease 45 LLC	Liberia	Kumasi	2,207	2002	4Q21
Global Ship Lease 44 LLC	Liberia	Marie Delmas	2,207	2002	4Q21
Global Ship Lease 67 LLC	Liberia	tbr GSL Amstel (6)	1,118	2008	3Q23

(1) All subsidiaries are 100% owned, either directly or indirectly;
(2) Twenty-foot Equivalent Units;
(3) Currently, vessel-operating company under a sale and leaseback transaction.
(4) GSL Eleni delivered 2Q2019 and is chartered for five years; GSL Kalliopi (delivered 4Q2019) and GSL Grania (delivered 3Q2019) are chartered for three years plus two successive periods of one year at the option of the charterer;

(5) A package agreement with ZIM, for direct charter extensions on two 5,900 TEU ships: Ian H from May 2021 and Zim Europe (formerly Dimitris Y) from May 2022.On April 9, 2021, Dimiris Y has been renamed to Zim Europe;
(6)“tbr” means “to be renamed”;

(7) Orca I. Chartered to Maersk 2Q2021, at which time the charter was extended in direct continuation for 36—39 months; thereafter Maersk has the option to charter the vessel for a further 12-14 months;
(8) CMA CGM Alcazar and GSL Chateau d’If. Both ships have been forward fixed for five years with the new charters due to commence in 4Q2021.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
1.	Description of Business (continued)
In February 2021, the Company contracted to purchase seven ships of approximately 6,000 TEU each (the “Seven Vessels”) for an aggregate purchase price of $116,000. The Company had agreed charters for all seven ships to Maersk Line for a minimum firm period of 36 months each, followed by two one-year extensions at charterer’s option; for two vessels these new charters would commence on completion of existing short charters. Six vessels were delivered in May 2021 and the seventh vessel in July 2021.
In June 2021, the Company contracted to purchase 12 containerships from Borealis Finance LLC (the “Twelve Vessels”) for an aggregate purchase price of $233,890. The ships were all on charter with leading liner operators, with remaining charter durations of three to 25 months. The Twelve Vessels were delivered between July 15 and 29, 2021.
In June 2021, the Company contracted to purchase four 5,470 TEU Panamax containerships (the “Four Vessels”) for an aggregate purchase price of $148,000. On delivery, the ships were chartered to Maersk Line operator for a firm period of three years each, with a charterer’s option for a period of additional three years. Three vessels were delivered during September 2021 and the fourth vessel was delivered during October 2021.
The following table provides further information about the one ship which the Company had contacted to purchase as at September 30, 2021 and which was delivered on October 13, 2021:

Vessel Name(1)	Fleet	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer
tbr GSL Kithira	Four Vessels	5,470	22,108	2009	Maersk

(1) To be renamed “tbr”.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
2.	Summary of Significant Accounting Policies and Disclosures
(a)	Basis of Presentation
The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2020 filed with the Securities and Exchange Commission on March 19, 2021 in the Company’s Annual Report on Form 20-F.
COVID-19 Pandemic
On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak a pandemic. Since the beginning of calendar year 2020, the outbreak of COVID-19 pandemic has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including, among others, business closures, quarantines, travel restrictions, and physical distancing requirements. These actions have caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.
While the Company cannot predict the long-term economic impact of the COVID-19 pandemic, it will continue to actively monitor the situation and may take further actions altering the Company’s business operations that it determines are in the best interests of its employees, customers, partners, suppliers, and stakeholders, or as required by authorities in the jurisdictions where the Company operates. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. The ultimate effects that any such alterations or modifications may have on the Company’s business are not clear, including any potential negative effects on its business operations and financial results.
(b)	Principles of Consolidation
The accompanying interim unaudited condensed consolidated financial information include the financial statements of the Company and its wholly owned subsidiaries; the Company has no other interests. All significant intercompany balances and transactions have been eliminated in the Company’s interim unaudited condensed consolidated financial statements.
(c)	Use of estimates
The preparation of interim unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions and/or conditions.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)
(d)	Vessels in operation
Vessels are generally recorded at their historical cost, which consists of the acquisition price and any material expenses incurred upon acquisition, adjusted for the fair value of intangible assets or liabilities associated with above or below market charters attached to the vessels at acquisition. See Intangible Assets and Liabilities at 2(i) below. Vessels acquired in a corporate transaction accounted for as an asset acquisition are stated at the acquisition price, which consists of consideration paid, plus transaction costs. Vessels acquired in a corporate transaction accounted for as a business combination are recorded at fair value. Vessels acquired as part of the Marathon Merger in 2008 were accounted for under ASC 805, which required that the vessels be recorded at fair value, less the negative goodwill arising as a result of the accounting for the merger.
Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels.
Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the nine months ended September 30, 2021, and for the year ended December 31, 2020.
Vessels are stated less accumulated depreciation and impairment, if applicable. Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from original delivery by the shipyard.
Management estimates the residual values of the Company’s container vessels based on a scrap value cost of steel times the weight of the vessel noted in lightweight tons (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revision of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Management estimated the residual values of its vessels based on scrap rate of $400 per LWT.
For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.
The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the interim unaudited condensed Consolidated Statements of Operations.
(e)	Assets Held for Sale
The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. As of September 30, 2021, and December 31, 2020, there were no assets classified as held for sale.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
2.	Summary of Significant Accounting Policies and Disclosures (continued)
(f)	Impairment of Long-lived assets
Tangible fixed assets, such as vessels, that are held and used or to be disposed of by the Company are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. In these circumstances, the Company performs step one of the impairment test by comparing the undiscounted projected net operating cash flows for each vessel group to its carrying value.  A vessel group comprises the vessel, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase. If the undiscounted projected net operating cash flows of the vessel group are less than its carrying amount, management proceeds to step two of the impairment assessment by comparing the vessel group’s carrying amount to its fair value, including any applicable charter, and an impairment loss is recorded equal to the difference between the vessel group’s carrying value and fair value. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers.
The Company uses a number of assumptions in projecting its undiscounted net operating cash flows analysis including, among others, (i) revenue assumptions for charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean of time charter rates for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost  (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values.
Revenue assumptions are based on contracted charter rates up to the end of the existing contract of each vessel, and thereafter, estimated time charter rates for the remaining life of the vessel. The estimated time charter rate used for non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container shipping industry is cyclical and subject to significant volatility based on factors beyond the Company’s control, management believes that using forecast charter rates in the four years from the date of the impairment assessment and a reversion to the historical mean of time charter rates thereafter, represents a reasonable benchmark for the estimated time charter rates for the non-contracted revenue days, and takes into account the volatility and cyclicality of the market.
Two 1999-built, 2,200 TEU feeder ships, GSL Matisse and Utrillo, were sold on July 3, 2020 and July 20, 2020, respectively.  As of June 30, 2020, the vessels were immediately available for sale and qualified as assets held for sale. As of March 31, 2020, the Company had an expectation that the vessels would be sold before the end of their previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment charge of $7,585 was recognized for the three months ended March 31, 2020 and an additional impairment charge of $912 had been recognized in the three months ended June 30, 2020.
During the nine months ended September 30, 2021, there were no events or changes in circumstances which indicated that the carrying amounts of any of the Company’s vessels may not be recoverable. Accordingly, no impairment test was performed.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
2.	Summary of Significant Accounting Policies and Disclosures (continued)
(g)	Revenue recognition and related expense
The Company charters out its vessels on time charters which involves placing a vessel at a charterer’s disposal for a specified period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such charters are accounted for as operating leases and therefore revenue is recognized on a straight-line basis as the average revenues over the rental periods of such charter agreements, as service is performed. Cash received in excess of earned revenue is recorded as deferred revenue. If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by the Company, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. If a time charter is modified, including the agreement of a direct continuation at a different rate, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter from the date of modification. During the nine months ended September 30, 2021 an amount of $8,499 has been recorded in time charter-revenues for such modifications, of which amount $3,653 relates to the three months period ended September 30, 2021. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue.
Revenues are recorded net of address commissions, which represent a discount provided directly to the charterer based on a fixed percentage of the agreed upon charter rate. Charter revenue received in advance which relates to the period after a balance sheet date is recorded as deferred revenue within current liabilities until the respective charter services are rendered.
Under time charter arrangements the Company, as owner, is responsible for all the operating expenses of the vessels, such as crew costs, insurance, repairs and maintenance, and such costs are expensed as incurred and are included in vessel operating expenses.
Commission paid to brokers to facilitate the agreement of a new charter are included in time charter and voyage expenses as are certain expenses related to a voyage, such as the costs of bunker fuel consumed when a vessel is off-hire or idle.
Leases: In cases of lease agreements where the Company acts as the lessee, the Company recognizes an operating lease asset and a corresponding lease liability on the consolidated balance sheets. Following initial recognition and with regards to subsequent measurement the Company remeasures lease liability and right of use asset at each reporting date.
Leases where the Company acts as the lessor are classified as either operating or sales-type / direct financing leases.
In cases of lease agreements where the Company acts as the lessor under an operating lease, the Company keeps the underlying asset on the consolidated balance sheets and continues to depreciate the assets over its useful life. In cases of lease agreements where the Company acts as the lessor under a sales-type / direct financing lease, the Company derecognizes the underlying asset and records a net investment in the lease. The Company acts as a lessor under operating leases in connection with all of its charter out – bareboat-out arrangements.
In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financial liability. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset. The Company has entered into five agreements which qualify as failed sale and leaseback transactions as the Company is required to repurchase the vessels at the end of the lease term and the Company has accounted for the five agreements as financing transactions.
The Company elected the practical expedient which allows the Company to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the nonlease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease. The combined component is therefore accounted for as an operating lease under ASC 842, as the lease components are the predominant characteristics.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
2.	Summary of Significant Accounting Policies and Disclosures (continued)
(g)	Revenue recognition and related expense (continued)
The Company adopted the new “Leases” standard (Topic 842) on January 1, 2019 using the modified retrospective method. The Company elected the practical expedient to use the effective date of adoption as the date of initial application. Furthermore, the Company elected practical expedients, which allow entities (i) to not reassess whether any expired or existing contracts are considered or contain leases; (ii) to not reassess the lease classification for any expired or existing leases (iii) to not reassess initial direct costs for any existing leases and (iv) which allows to treat the lease and non-lease components as a single lease component due to its predominant characteristic. The adoption of this standard did not have a material effect on the interim unaudited condensed consolidated financial statements since the Company is primarily a lessor and the accounting for lessors is largely unchanged under this standard.
(h)	Fair Value Measurement and Financial Instruments
Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item or included below as applicable.
Fair value measurement: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:
Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
As at March 31, 2020, two of the Company’s vessel groups that were held and used with a total aggregate carrying amount of $15,585 were written down to their fair value of $8,000 resulting in a non-cash impairment aggregate charge of $7,585 which was allocated to the respective vessels’ carrying values (see note 3). As at June 30, 2020, the two above mentioned vessels with a total aggregate carrying amount of $8,008 were written down to their value of $7,096 resulting in a non-cash impairment charge of $912 which was allocated to their respective carrying values. Total impairment charge of $8,497 was included in the Unaudited Condensed Consolidated Statements of Operations for the nine months ended September 30, 2020. The estimated fair value, measured on a non-recurring basis, of the Company’s relevant two vessel groups was determined with the assistance of valuations obtained from third party independent ship brokers. Therefore, the Company has categorized the fair value of these vessels as Level II in the fair value hierarchy.
Financial Risk Management: The Company activities expose it to a variety of financial risks including fluctuations in, time charter rates, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.
Credit risk: The Company closely monitors its credit exposure to customers and counter-parties for credit risk. The Company has entered into commercial management agreement with Conchart Commercial Inc. (“Conchart”), pursuant to which Conchart has agreed to provide commercial management services to the Company, including the negotiation, on behalf of the Company, vessel employment contracts (see note 6). Conchart has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.
Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable and cash and cash equivalents. The Company does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.
Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances appropriately to meet working capital needs.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
2.	Summary of Significant Accounting Policies and Disclosures (continued)
(i)	Intangible Assets and Liabilities
The Company’s intangible assets and liabilities consist of favorable and unfavorable lease terms. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an intangible asset is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel and equivalent duration of charter party at the date the vessel is delivered. Where charter rates are less than market charter rates, an intangible liability is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and liabilities requires the Company to make significant assumptions and estimates of many variables including market charter rates, the level of utilization of its vessels and its weighted average cost-of capital (“WACC”). The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company’s financial position and results of operations. The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the relevant lease term and the amortization expense or income respectively is included under the caption “Amortization of intangible liabilities or assets-charter agreements” in the Interim Unaudited Consolidated Statements of Operations.
(j)	Recent accounting pronouncements
The Company does not believe that any recently issued, but not yet effective, accounting pronouncements would have a material impact on its interim unaudited condensed consolidated financial statements.
3.	Vessels in Operation
	Vessel Cost, as adjusted for	Accumulated	Net Book
	Impairment charges	Depreciation	Value
As of January 1, 2020	$1,306,936	$(151,350)	$1,155,586

Additions	41,710	—	41,710
Disposals	(7,058)	—	(7,058)
Depreciation	—	(41,158)	(41,158)
Impairment loss	(43,803)	35,306	(8,497)
As of December 31, 2020	$1,297,785	$(157,202)	$1,140,583

Additions	559,448	—	559,448
Disposals	(23,167)	14,445	(8,722)
Depreciation	—	(35,742)	(35,742)
As of September 30, 2021	$1,834,066	$(178,499)	$1,655,567

In September 2021, the Company took delivery of three out of the Four Vessels as per below:

Name	Capacity in TEUs	Year Built	Purchase Price	Delivery date
GSL Tripoli	5,470	2009	37,000	01/09/2021
GSL Tinos	5,470	2010	37,500	09/09/2021
GSL Syros	5,470	2010	37,500	13/09/2021

Global Ship Lease, Inc.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
3.	Vessels in Operation (continued)
In July 2021, the Company took delivery of the Twelve Vessels as per below:

Name	Capacity in TEUs	Year Built	Purchase Price	Delivery Date
tbr GSL Susan	4,363	2008	20,740	29/07/2021
GSL Rossi	3,421	2012	21,580	29/07/2021
GSL Alice	3,421	2014	23,150	29/07/2021
GSL Melina	3,400	2013	23,990	29/07/2021
GSL Eleftheria	3,405	2013	26,870	29/07/2021
tbr GSL Mercer	2,824	2007	20,750	29/07/2021
tbr GSL Lalo	2,824	2006	13,320	29/07/2021
Matson Molokai	2,824	2007	16,430	15/07/2021
GSL Elizabeth	2,742	2006	13,910	28/07/2021
tbr GSL Chloe	2,546	2012	22,320	29/07/2021
GSL Maren	2,546	2014	23,270	29/07/2021
tbr GSL Amstel	1,118	2008	7,560	29/07/2021

On July 28, 2021, the Company took delivery of a 2000-built, 6,008 TEU containership, GSL MYNY for a purchase price of $17,600.
On June 30, 2021, the Company sold La Tour for net proceeds of $16,514, and the vessel was released as collateral under the Company’s new $236,200 senior secured loan facility with Hayfin Capital Management, LLP (the “New Hayfin Credit Facility”). The net gain from the sale of vessel was $7,770.
On May 25, 2021, the Company took delivery of a 2001-built, 6,008 TEU containership, GSL Melita for a purchase price of $15,500.
On May 17, 2021, the Company took delivery of a 2001-built, 5,992 TEU containership, GSL Tegea for a purchase price of $15,500.
On April 28, 2021, the Company took delivery of a 2000-built, GSL Violetta, and a 2001-built, GSL Maria, 6,008 TEU containerships, for a purchase price of $17,300 and $16,600, respectively. The charters of these vessels resulted in an intangible liability of $3.05 million that was recognized and will be amortized over the remaining useful life of the charters.
On April 26, 2021, the Company took delivery of a 2000-built, 6,008 TEU containership, GSL Arcadia, and a 2001-built, 5,992 TEU containership, GSL Dorothea, for a purchase price of $18,000 and $15,500, respectively.
On July 20, 2020, the Company sold Utrillo for net proceeds of $3,411, and the vessel was released as collateral under the Company’s 2022 Notes and Citi Credit Facility.
On July 3, 2020, the Company sold GSL Matisse for net proceeds of $3,441, and the vessel was released as collateral under the Company’s 2022 Notes and Citi Credit Facility.
On February 21, 2020, the Company took delivery of a 2002-built, 6,840 TEU containership, GSL Nicoletta for a purchase price of $12,660.
On January 29, 2020, the Company took delivery of a 2002-built, 6,840 TEU containership, GSL Christen for a purchase price of $13,000.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
3.	Vessels in Operation (continued)
Impairment
During the three months ended March 31, 2020, the Company determined that the vessels Utrillo and GSL Matisse should be divested. As of March 31, 2020, the Company had an expectation that the vessels would each be sold before the end of their estimated useful life, and as a result an impairment test of each of the specific asset groups was performed, recognizing an impairment loss of $7,585. As of June 30, 2020, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360 for the classification of the vessels GSL Matisse and Utrillo as “held for sale” were met. The difference between the estimated fair value less cost to sell both vessels and their carrying value (including the unamortized balance of dry-docking cost of $38), amounting to $912, was recognized during the three months ended June 30, 2020, under the line item “Impairment of vessels”. An impairment loss of $8,497 has been recognized under the line item “Impairment of vessels” in the interim unaudited condensed Consolidated Statements of Operations for the nine months ended September 30, 2020.
The Company has evaluated the impact of current economic situation on the recoverability of all its other vessel groups and has determined that there were no events or changes in circumstances which indicated that their carrying amounts may not be recoverable. Accordingly, there was no triggering event during the nine months ended September 30, 2021.
Collateral
As of September 30, 2021, 20 vessels were pledged as collateral under the new $236,200 senior secured loan facility with Hayfin Capital Management, LLP (the “New Hayfin Credit Facility”) that the Company entered into on January 7, 2021 (see note 5f) and 44 vessels were pledged as collateral under the Company’s other loan facilities. No vessels were unencumbered as of September 30, 2021.
Advances for vessel acquisitions and other additions
During June 2021, the Company contracted to purchase the Four Vessels. Three vessels were delivered during September 2021 and the fourth vessel was delivered during October 2021. As of September 30, 2021, advances for vessel acquisitions amounted to $4,026 relating to the to be renamed GSL Kithira which was delivered on October 13, 2021.
As of September 30, 2021, and December 31, 2020, the Company had other vessel additions mainly for ballast water treatments and totaling $2,083 and $1,364, respectively.
4.	Intangible Liabilities -charter agreements
Intangible liabilities - charter agreements as of September 30, 2021 and December 31, 2020 consisted of the following:
	September 30, 2021	December 31, 2020
Opening balance	$4,462	$6,470
Additions	92,135	—
Amortization	(27,068)	(2,008)
Total	$69,529	$4,462

Intangible liabilities, which are mainly related to acquisition of the Seven, the Twelve and the Four Vessels, are being amortized over the remaining life of the relevant lease terms and the amortization expense or income respectively is included under the caption “Amortization of intangible liabilities or assets-charter agreements” in the Interim Unaudited Condensed Consolidated Statements of Operations (see note 2i).
Amortization income of intangible liabilities-charter agreements for the periods ended September 30, 2021 and 2020 was $27,068 and $88 ($1,506 amortization income of intangible liabilities-charter agreements set off by the amortization expense of intangible assets-charter agreements of $1,418 for the period ended September 30, 2020), respectively (includes related party amortization of intangible liabilities-charter agreements of $3,524 and $1,328 for the periods ended September 30, 2021 and 2020, respectively).

Global Ship Lease, Inc.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
4.	Intangible Liabilities -charter agreements (continued)
The aggregate amortization of the intangible liabilities in each of the 12-month periods up to September 30, 2026 is estimated to be as follows:
Amount
September 30, 2022	$49,784
September 30, 2023	14,124
September 30, 2024	4,689
September 30, 2025	796
September 30, 2026	136
$69,529

Intangible liabilities-charter agreements are amortized using the straight line method over the remaining life of the relevant lease term. The weighted average useful lives are 1.54 years for the remaining intangible liabilities-charter agreements terms.
5.	Long-Term Debt
Facilities	September 30, 2021	December 31, 2020
Sinopac Credit Facility (a)	$12,000	$—
HCOB, CACIB Credit Facility (b)	140,000	—
Deutsche Credit Facility (c)	50,508	—
HCOB Credit Facility (d)	60,856	—
CACIB, Bank Sinopac, CTBC Credit Facility (e)	50,425	—
New Hayfin Credit Facility (f)	210,689	—
Chailease Credit Facility (g)	6,192	7,596
2024 Notes (h)	117,520	59,819
Syndicated Senior Secured Credit Facility (CACIB, ABN, CIT, Siemens, CTBC, Bank Sinopac, Palatine) (i)	219,400	238,000
Blue Ocean Junior Credit Facility (i, j)	26,205	38,500
Hellenic Bank Credit Facility (k)	43,700	49,700
Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility (l)	—	149,055
Hayfin Credit Facility (m)	—	5,833
	$937,495	$548,503
2022 Notes	233,436	322,723
Less redemptions and repurchases	(233,436)	(89,287)
2022 Notes (n)	$—	$233,436
Total credit facilities	$937,495	$781,939
Sale and Leaseback Agreement CMBFL – $120,000 (o)	90,000	—
Sale and Leaseback Agreement CMBFL – $54,000 (p)	51,975	—
Sale and Leaseback Agreement – Neptune $14,735 (q)	13,941	—
Total Sale and Leaseback Agreements	$155,916	$—
Total borrowings	$1,093,411	$781,939
Less: Current portion of 2022 Notes (n)	—	(26,240)
Less: Current portion of long-term debt	(120,392)	(50,441)
Less: Current portion of Sale and Leaseback Agreements (p,q,o)	(30,325)	—
Less: Original issue discount of 2022 Notes (n)	—	(1,133)
Plus/(Less): Original issue premium/(discount) of 2024 Notes (h)	1,707	(147)
Less: Deferred financing costs (s)	(17,693)	(11,203)
Non-current portion of Long-Term Debt	$926,708	$692,775

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)

5.	Long-Term Debt (continued)
a)	$12.0 Million Sinopac Capital International Credit Facility
On August 27, 2021, the Company via its subsidiary Global Ship Lease 42 LLC entered into a secured credit facility for an amount of $12,000 with Sinopac Capital International (HK) Limited (“Sinopac Credit Facility”), partially used to fully refinance the Hayfin Credit Facility. The full amount was drawn down in September 2021 and the credit facility has a maturity in September 2026.
The new Facility is repayable in 20 equal consecutive quarterly instalments of $420 with a final balloon of $3,600 payable together with the final instalment.
This facility bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.
As of September 30, 2021, the outstanding balance of this facility was $12,000.
b)	$140.0 Million Hamburg Commercial Bank AG Credit Facility
On July 6, 2021, the Company entered into a facility with Credit Agricole Corporate and Investment Bank (“CACIB”), Hamburg Commercial Bank AG (“HCOB”), E.Sun Commercial Bank, Ltd (“ESUN”),  CTBC Bank Co. Ltd. (“CTBC”) and Taishin International Bank (“Taishin”) for a total of $140,000 to finance the acquisition of the Twelve Vessels. The full amount was drawdown in July 2021 and the credit facility has a maturity in July 2026.
The Facility is repayable in 6 equal consecutive quarterly instalments of $8,000, 8 equal consecutive quarterly instalments of $5,400 and 6 equal consecutive quarterly instalments of $2,200 with a final balloon of $35,600 payable together with the final instalment.
This facility bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.
As of September 30, 2021, the outstanding balance of this facility was $140,000.
c)	$51.7 Million Deutsche Bank AG Credit Facility
On May 6, 2021, the Company via its subsidiary Laertis Marine LLC entered into a secured facility for an amount of $51,670 with Deutsche Bank AG in order to refinance one of the three previous tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $48,527.
The new Facility is repayable in 20 equal consecutive quarterly instalments of $1,162.45 with a final balloon of $28,421 payable together with the final instalment.
This facility bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.
As of September 30, 2021, the outstanding balance of this facility was $50,508.
d)	$64.2 Million Hamburg Commercial Bank AG Credit Facility
On April 15, 2021, the Company entered into a Senior Secured term loan facility with Hamburg Commercial Bank AG “the HCOB facility” for an amount of up to $64,200 in order to finance the acquisition of six out of the Seven Vessels.
Tranche A, E and F amounting to $32,100 were drawn down in April 2021 and have a maturity date in April 2025, Tranche B and D amounting to $21,400 were drawn down in May 2021 and have a maturity date in May 2025, and Tranche C amounting to $10,700 was drawn down in July 2021 and has a maturity date in July 2025.
Each Tranche of the Facility is repayable in 16 equal consecutive quarterly instalments of $668.75.
This facility bears interest at LIBOR plus a margin of 3.50% per annum payable quarterly in arrears.
As of September 30, 2021, the outstanding balance of this facility was $60,856.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
5.	Long-Term Debt (continued)
e)	$51.7 Million CACIB, Bank Sinopac, CTBC Credit Facility
On April 13, 2021, the Company via its subsidiary Penelope Marine LLC entered into a secured facility for an amount of $51,700 in order to refinance one of the three previous tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $48,648. The secured credit facility has a maturity in April 2026.
The Lenders are Credit Agricole Corporate and Investment Bank (“CACIB”), Bank Sinopac Co. Ltd. (“Bank Sinopac”) and CTBC Bank Co. Ltd. (“CTBC”).
The Facility is repayable in 20 equal consecutive quarterly instalments of $1,275 with a final balloon of $26,200 payable together with the final instalment.
This facility bears interest at LIBOR plus a margin of 2.75% per annum payable quarterly in arrears.
As of September 30, 2021, the outstanding balance of this facility was $50,425.
f)	$236.2 Million Senior secured loan facility with Hayfin Capital Management, LLP
On January 7, 2021, the Company entered into the New Hayfin Credit Facility amounting to $236,200, and on January 19, 2021, the Company drew down the full amount under this facility. The proceeds from the New Hayfin Credit Facility, along with cash on hand, were used to optionally redeem in full the outstanding 2022 Notes on January 20, 2021, see Note 5(n) below. The New Hayfin Credit Facility matures in January 2026 and bears interest at a rate of LIBOR plus a margin of 7.00% per annum. It is repayable in twenty quarterly instalments of $6,560, along with a balloon payment at maturity. The New Hayfin Credit Facility is secured by, among other things, first priority ship mortgages over 21 of the Company’s vessels, assignments of earnings and insurances of the mortgaged vessels, pledges over certain bank accounts, as well as share pledges over the equity interests of each mortgaged vessel-owning subsidiary. On June 30, 2021, due to the sale of La Tour, the Company additionally repaid $5,831, and the vessel was released as collateral under the Company’s New Hayfin Credit Facility.
As of September 30, 2021, the outstanding balance of this facility was $210,689.
g)	$9.0 Million Chailease Credit Facility
On February 26, 2020, the Company via its subsidiaries, Athena Marine LLC, Aphrodite Marine LLC and Aris Marine LLC entered into a secured term facility agreement with Chailease International Financial Services Pte., Ltd. for an amount of $9,000. The Chailease Bank Facility was used for the refinance of DVB Credit Facility.
The Facility is repayable in 36 consecutive monthly instalments $156 and 24 monthly instalments of $86 with a final balloon of $1,314 payable together with the final instalment.
This facility bears interest at LIBOR plus a margin of 4.20% per annum.
As of September 30, 2021, the outstanding balance of this facility was $6,192.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)

5.	Long-Term Debt (continued)
h)	8.00% Senior Unsecured Notes due 2024
On November 19, 2019, the Company completed the sale of $27,500 aggregate principal amount of its 8.00% Senior Unsecured Notes (the “2024 Notes”) which mature on December 31, 2024. On November 27, 2019, the Company sold an additional $4,125 of 2024 Notes, pursuant the underwriter’s option to purchase such additional 2024 Notes. Interest on the 2024 Notes is payable on the last day of February, May, August and November of each year commencing on February 29, 2020.
The Company has the option to redeem the 2024 Notes for cash, in whole or in part, at any time (i) on or after December 31, 2021 and prior to December 31, 2022, at a price equal to 102% of the principal amount, (ii) on or after December 31, 2022 and prior to December 31, 2023, at a price equal to 101% of the principal amount and (iii) on or after December 31, 2023 and prior to maturity, at a price equal to 100% of the principal amount.
On November 27, 2019, the Company entered into an “At Market Issuance Sales Agreement” with B. Riley FBR, Inc. (the “Agent”) under which and in accordance with the Company’s instructions, the Agent may offer and sell from time to time newly issued 2024 Notes.
As of September 30, 2021, the outstanding aggregate principal amount of the 2024 notes was $117,520 including an amount of $85,895 that comprise of newly issued 2024 notes under the At Market Issuance Sales Agreement. The outstanding balance, including the unamortized balance of the original issue premium/(discount), was $119,227. In July 2021, the Company agreed to purchase the Twelve Vessels for an aggregate purchase price of $233,890, part of which was financed by the issuance of $35,000 of existing 2024 Notes to the sellers. The remaining purchase price was financed by cash on hand and a new syndicated credit facility for a total of $140,000 (see note 5b).
i)	$268.0 Million Syndicated Senior Secured Credit Facility (CACIB, ABN, CIT, Siemens, CTBC, Bank Sinopac, Palatine)
On September 19, 2019, the Company entered into a Syndicated Senior Secured Credit Facility in order to refinance existing credit facilities that had a maturity date in December 2020, of an amount $224,310.
The Senior Syndicated Secured Credit Facility was agreed to be borrowed in two tranches. The Lenders are Credit Agricole Corporate and Investment Bank (“CACIB”), ABN Amro Bank N.V. (“ABN”), CIT Bank, N.A. (“CIT”), Siemens Financial Services, Inc (“Siemens”), CTBC Bank Co. Ltd. (“CTBC”), Bank Sinopac Ltd. (“Bank Sinopac”) and Banque Palatine (“Palatine”).
Tranche A amounting to $230,000 was drawn down in full on September 24, 2019 and is scheduled to be repaid in 20 consecutive quarterly instalments of $5,200 starting from December 12, 2019 and a balloon payment of $126,000 payable on September 24, 2024.
Tranche B amounts to $38,000 was drawn down in full on February 10, 2020 and is scheduled to be repaid in 20 consecutive quarterly instalments of $1,000 and a balloon payment of $18,000 payable in the termination date on the fifth anniversary from the utilization date of Tranche A, which falls in September 24, 2024.
The interest rate is LIBOR plus a margin of 3.00% and is payable at each quarter end date.
As of September 30, 2021, the outstanding balance of this facility was $219,400.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
5.	Long-Term Debt (continued)
j)	$38.5 Million Blue Ocean Junior Credit Facility
On September 19, 2019, the Company entered into a refinancing agreement with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, and Blue Ocean Investments SPC Blue, holders of the outstanding debt of $38,500 relevant to the previous Blue Ocean Credit Facility in order to refinance that existing facility with the only substantive change being to extend maturity at the same date with the Syndicated Senior Secured Credit Facility (see note 5i).
The Company fully drew down the facility on September 23, 2019 and it is scheduled to be repaid in a single instalment on the termination date which falls on September 24, 2024.
This facility bears interest at 10.00% per annum.
During the nine month period ended September 30, 2021, the Company using a portion of the net proceeds from the at-the-market issuance programs prepaid an amount of $12,295 plus a prepayment fee of $1,617. Following also this prepayment, as of September 30, 2021, the outstanding balance of this facility was $26,205.
k)	$59.0 Million Hellenic Bank Credit Facility
On May 23, 2019, the Company via its subsidiaries, Global Ship Lease 30, 31 and 32 entered into a facility agreement with Hellenic Bank for an amount up to $37,000. The Hellenic Bank Facility is to be borrowed in tranches and is to be used in connection with the acquisition of the vessels GSL Eleni, GSL Grania and GSL Kalliopi.
An initial tranche of $13,000 was drawn on May 24, 2019, in connection with the acquisition of the GSL Eleni. The Facility is repayable in 20 equal quarterly instalments of $450 each with a final balloon of $4,000 payable together with the final instalment.
A second tranche of $12,000 was drawn on September 4, 2019, in connection with the acquisition of GSL Grania. The Facility is repayable in 20 equal quarterly instalments of $400 each with a final balloon of $4,000 payable together with the final instalment.
The third tranche of $12,000 was drawn on October 3, 2019, in connection with the acquisition of GSL Kalliopi. The Facility is repayable in 20 equal quarterly instalments of $400 each with a final balloon of $4,000 payable together with the final instalment.
On December 10, 2019, the Company via its subsidiaries Global Ship Lease 33 and 34 entered into an amended and restated loan agreement with Hellenic Bank for an additional facility of amount $22,000 that is to be borrowed in two tranches and to be used in connection with the acquisition of the vessels GSL Vinia and GSL Christel Elisabeth.
Both tranches were drawn on December 10, 2019 and are each repayable in 20 equal quarterly instalments of $375 each with a final balloon of $3,500 payable together with the final instalment.
This facility bears interest at LIBOR plus a margin of 3.90% per annum.
As of September 30, 2021, the outstanding balance of this facility was $43,700.
l)	$180.5 Million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of UASC Al Khor, Maira XL and Anthea Y on the date of completion of the transaction of $180,500 with Deutsche Bank AG. The agreement was dated November 9, 2018, with initial drawdown amount of $180,500 and final maturity of June 30, 2022.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
5.	Long-Term Debt (continued)
l)	$180.5 Million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility (continued)
On December 31, 2018, the Company entered a deed of amendment and restatement with the bank. Based on this restatement there was a re-tranche of the existing facility such that it was split into a senior facility in an amount of $141,900 (“Senior Facility”) and a junior facility in an amount of $38,600 (“Junior Facility”). The Lenders of the Senior Facility are Hamburg Commercial Bank AG (“HCOB”), Deutsche Bank AG and CIT Bank N.A and the Lenders of the Junior Facility are Blue Ocean GP LLC, Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Entrustpermal ICAV, Blue Ocean Investments SPC one and Blue Ocean Investments SPC for three. The final maturity of both Facilities (Senior and Junior) was June 30, 2022. In addition to the repayment schedule a cash sweep mechanism based on a DSCR ratio of 1.10:1 (DSCR ratio is the ratio of Cash Flow to the Cash Flow Debt Service) applied pro rata against the Senior Facility and the Junior Facility.
Senior Facility
The Senior Facility was comprised of three Tranches. Tranche A related to Al Khor and was repayable in 14 instalments of $868, and a final instalment of $35,148. Tranche B related to Anthea Y and was repayable in 14 instalments of $863 and a final instalment of $35,218. Tranche C related to Maira XL and was repayable in 14 instalments of $858 and a final instalment of $35,288.
The Senior Facility bore interest at LIBOR plus 3.00% payable quarterly in arrears.
On April 13, 2021, and May 6, 2021, the Company entered into two new secured credit facilities amounting to $51,700 and $51,670, respectively, to refinance two of the three existing tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022 (see note 5e and 5c). On May 20, 2021, the Company entered into a $54,000 sale and leaseback agreement (see note 5p) with unrelated third party to refinance the outstanding balance of the third tranche of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022.
As of September 30, 2021, the outstanding balance of the Senior Facility was fully repaid.
Junior Facility
The Junior Facility was comprised of three Tranches. Tranche A related to Al Khor and was repayable in 14 instalments of $236 and a final instalment of $9,563. Tranche B related to Anthea Y and was repayable in 14 instalments of $235 and a final instalment of $9,577. Tranche C related to Maira XL and was repayable in 14 instalments of $233 and a final instalment of $9,604.
The Junior Facility bore interest at LIBOR plus 10.00% payable quarterly in arrears.
Following the refinancing that took place in April and May 2021, as described above, as of September 30, 2021, the outstanding balance of the Junior Facility was fully repaid.
m)	$65.0 Million Hayfin Credit Facility
On September 7, 2018, the Company and certain subsidiaries entered into a facility agreement with Hayfin Services LLP (the “Lenders”) which provided for a secured term loan facility of up to $65,000. The Hayfin Credit Facility was to be borrowed in tranches and was to be used in connection with the acquisition of vessels as specified in the Hayfin Credit Facility or as otherwise agreed with the Lenders. Hayfin Credit Facility, which is non-amortizing, was available for drawing until May 10, 2019 and has a final maturity date of July 16, 2022. The interest rate is LIBOR plus a margin of 5.5% and is payable at each quarter end date. A commitment fee of 2.0% per annum was due on the undrawn commitments until May 10, 2019 when the availability period was terminated. Any debt drawn under the Hayfin Credit Facility will be secured by first priority vessel mortgage on the acquired vessel (the “Facility Mortgaged Vessel”) and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Facility Mortgaged Vessel. In addition, the Hayfin Credit Facility is fully and unconditionally guaranteed, jointly and severally, by the Company, GSL Holdings, Inc. and Facility Mortgaged vessel owning subsidiaries. An initial tranche of $8,125 was drawn on September 10, 2018 in connection with the acquisition of the GSL Valerie.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
5.	Long-Term Debt (continued)
m)	$65.0 Million Hayfin Credit Facility (continued)
On August 27, 2021, the Company entered into a new secured credit facility amounting to $12,000 to refinance the existing Hayfin Credit Facility, that had a maturity date in July 2022 (see note 5a).
Following the refinancing that took place in August 2021, as described above, as of September 30, 2021, the outstanding balance of Hayfin Credit Facility was nil.
n)	9.875% First Priority Secured Notes due 2022
On October 31, 2017, the Company completed the sale of $360,000 in aggregate principal amount of its 9.875% First Priority Secured Notes (the “2022 Notes”) which mature on November 15, 2022. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $356,400. The original issue discount was being amortized on an effective interest rate basis over the life of the 2022 Notes. The 2022 Notes were fully redeemed in January 2021.
Interest on the 2022 Notes was payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2018. As at December 31, 2020 the 2022 Notes were secured by first priority vessel mortgages on the 16 vessels that were owned by the Company prior to the consummation of the Poseidon Transaction and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a vessel securing the 2022 Notes. In addition, the 2022 Notes were fully and unconditionally guaranteed, jointly and severally, by the Company’s 16 vessel owning subsidiaries as of December 31, 2020 and Global Ship Lease Services Limited.
On February 10, 2020, the Company completed an optional redemption of $46,000 aggregate principal amount of its 2022 Notes at a redemption price of $48,271 (representing 104.938% of the aggregate principal amount) plus accrued and unpaid interest. During the year ended December 31, 2020, the Company purchased $15,287 of aggregate principal amount of 2022 Notes in the open market at a weighted average price of 98.98% of the aggregate principal amount.
On January 20, 2021, the Company optionally redeemed, in full, $233,436 aggregate principal amount of 2022 Notes, representing the entire outstanding amount under the 2022 Notes, using the proceeds the Company received from the New Hayfin Credit Facility, see Note 5(f) above, and cash on hand, at a redemption price of $239,200 (representing 102.469% of the aggregate principal amount of notes redeemed) plus accrued and unpaid interest. Total loss on extinguishment of the bonds totalled $10,642 and is recorded within the Consolidated Statement of Operations as interest expense.
o)	$120.0 Million Sale and Leaseback agreements – CMBFL Four Vessels
On August 26, 2021, the Company via its subsidiaries Global Ship Lease 68 LLC, Global Ship Lease 69 LLC, Global Ship Lease 70 LLC and Global Ship Lease 71 LLC, entered into a $30,000 sale and leaseback agreement with CMB Financial Leasing Co. Ltd. (“CMBFL”) for each of them, to finance the acquisition of the Four Vessels. As at September 30, 2021, the Company had drawdown a total of $90,000. The drawdown for the fourth vessel, amounting to $30,000, took place on October 13, 2021 together with the delivery of this vessel (see Note 11). The Company has a purchase obligation to acquire the Four vessels at the end of their lease terms and under ASC 842-40, the transaction was accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreement as financial liabilities.
Each sale and leaseback agreement will be repayable in 12 equal consecutive quarterly instalments of $1,587.5 and 12 equal consecutive quarterly instalments of $329.2 with a repurchase obligation of $7,000 on the final repayment date.
The sale and leaseback agreement for the three out of the Four Vessels mature in September 2027 and bear interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.
As of September 30, 2021, the outstanding balance of these sale and lease back agreements was $90,000.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
5.	Long-Term Debt (continued)
p)	$54.0 Million Sale and Leaseback agreement - CMBFL
On May 20, 2021, the Company via its subsidiary Telemachus Marine LLC entered into a $54,000 sale and leaseback agreement with CMB Financial Leasing Co. Ltd. (“CMBFL”) to refinance one of the three previous tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $46,624. The Company has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability.
The sale and leaseback agreement will be repayable in eight equal consecutive quarterly instalments of $2,025 each and 20 equal consecutive quarterly instalments of $891 with a repurchase obligation of $19,980 on the final repayment date.
The sale and leaseback agreement matures in May 2028 and bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.
In May 2021, on the actual delivery date of the vessel, the Company drew $54,000, which represented vessel purchase price $75,000 less advanced hire of $21,000, which advanced hire neither bore any interest nor was refundable and was set off against payment of the purchase price payable to the Company by the unrelated third party under this agreement. As of September 30, 2021, the outstanding balance of this sale and leaseback agreement was $51,975.
q)	$14.7 Million Sale and Leaseback agreement – Neptune Maritime Leasing
On May 12, 2021, the Company via its subsidiary GSL Violetta LLC entered into a $14,735 sale and leaseback agreement with Neptune Maritime Leasing (“Neptune”) to finance the acquisition of GSL Violetta delivered in April 2021. The Company has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability.
The sale and leaseback agreement will be repayable in 15 equal consecutive quarterly instalments of $793.87 each and four equal consecutive quarterly instalments of $469.12 with a repurchase obligation of $950 on the last repayment date.
The sale and leaseback agreement matures in February 2026 and bears interest at LIBOR plus a margin of 4.64% per annum payable quarterly in arrears.
In May 2021, the Company drew $14,735 under this agreement.
As of September 30, 2021, the outstanding balance of this sale and leaseback agreement was $13,941.
r)	Repayment Schedule
Maturities of long-term debt subsequent to September 30, 2021 are as follows:
Payment due in period ending	Amount
September 30, 2022	$150,717
September 30, 2023	143,965
September 30, 2024	313,699
September 30, 2025	207,118
September 30, 2026 and thereafter	277,912
$1,093,411

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)

5.	Long-Term Debt (continued)
s)	Deferred Financing Costs
	September 30, 2021	December 31, 2020
Opening balance	$11,203	$14,095
Expenditure in the period	13,300	1,193
Amortization included within interest expense	(6,810)	(4,085)
Closing balance	$17,693	$11,203

During 2021, total costs amounting $424 were incurred in connection with the “At Market Issuance Sales Agreement” of 2024 Notes (see note 5h). In addition, total costs amounting $4,049 were incurred in connection with the New Hayfin Credit Facility (see note 5f), $777 in connection with the Deutsche Credit Facility (see note 5c), $1,386 in connection with the HCOB Credit Facility (see note 5d), $191 in connection with the Neptune sale and leaseback agreement (see note 5q), $984 in connection with the CACIB, Bank Sinopac, CTBC Credit Facility (see note 5e), $945 in connection with the CMBFL sale and lease back agreement (see note 5p), $252 in connection with the Sinopac Credit Facility (see note 5a), $2,852 in connection with the HCOB, CACIB Credit Facility (see note 5b) for financing the acquisition of the Twelve Vessels and $1,440 in connection with the Sale and Leaseback agreements with CMBFL for the Four Vessels (see note 5o) that were drawn down during the nine months ended September 30, 2021.
During 2020, total costs amounting $776 were incurred in connection with the “At Market Issuance Sales Agreement” of 2024 Notes (see note 5h). In addition, total costs amounting $67 were incurred in connection with the Syndicated Senior Secured Credit Facility (see note 5i), costs amounting $320 in connection with the Chailease Credit Facility (see note 5g) and costs amounting $30 in connection with the two Tranches of Hellenic Bank Credit Facility that were drawn down during the twelve months ended December 31, 2020 (see note 5k).
t)	Debt covenants-securities
Amounts drawn under the facilities listed above are secured by first priority mortgages on certain of the Company’s vessels and other collateral. The credit facilities contain a number of restrictive covenants that limit the Company from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering the vessels; and changing the flag, class, management or ownership of the vessel owning entities. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, specific credit facilities require compliance with a number of financial covenants including asset cover ratios and minimum liquidity and corporate guarantor requirements. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with, or remedied.
As of September 30, 2021, and December 31, 2020, the Company was in compliance with its debt covenants.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
6.	Related Party Transactions
CMA CGM
CMA CGM is presented as a related party due to the fact that as of September 30, 2021 and December 31, 2020, it was a shareholder, owning Class A common shares representing 8.4% and 11.13% of voting rights, respectively, in the Company. Amounts due to and from CMA CGM companies are shown within amounts due to or from related parties in the interim unaudited condensed Consolidated Balance Sheets.
Time Charter Agreements
A number of the Company’s time charter arrangements are with CMA CGM, a significant source of the Company’s operating revenues, representing 36.9% of gross revenues in nine months ended September 30, 2021, and consequently the Company is dependent on the performance by CMA CGM of its obligations under these charters, which operate in an industry that is subject to volatility. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. Revenues generated from charters to CMA CGM are disclosed separately in the interim unaudited condensed Consolidated Statements of Operations. The outstanding receivables due from CMA CGM are presented in the interim unaudited condensed Consolidated Balance Sheets under "Due from related parties" totaling $889 and $1,278 as of September 30, 2021 and December 31, 2020, respectively.
Ship Management Agreements
Technomar Shipping Inc. (“Technomar”) is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. The Company has currently a number of ship management agreements with Technomar under which the ship manager is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other ship operating necessities, including the arrangement and management of dry-docking. As of September 30, 2021, and 2020, Technomar provides all day-to-day technical ship management services for all but Twelve Vessels which were delivered in July 2021. Another third party provided such management on the 12 ships, from the time of their delivery in July 2021 upon change of management for six of them in September 2021. During September 2021, management for six out of the 12 vessels was transferred to Technomar as well, and the remaining six vessels were continued to be outsourced for day-to-day technical management to a third party manager for the provision of crew, lubricating oils and routine maintenance. The management fees charged to the Company by third party managers for the nine months ended September 30, 2021, amounted to $466 (nine months ended September 30, 2020: $0) and are shown in vessel operating expenses in the interim unaudited condensed Consolidated Statements of Operations. Technomar continues to supervise management for the six outsourced vessels.
The management fees charged to the Company by Technomar for the nine months ended September 30, 2021, amounted to $10,755 (nine months ended September 30, 2020: $9,381) and are shown in vessel operating expenses-related parties in the interim unaudited condensed Consolidated Statements of Operations. As of September 30, 2021, no outstanding fees are presented due to Technomar (December 31, 2020: $nil). Additionally, as of September 30, 2021, outstanding receivables due from Technomar and CMA Ships totaling to $349 and $10 respectively are presented under “Due from related parties” (December 31, 2020: Technomar: $184 and CMA Ships: $10).
Conchart Commercial Inc. (“Conchart”) provides commercial management services to the Company and is presented as a related party, as the Company’s Executive Chairman is the sole beneficial owner. Under the management agreements, Conchart, is responsible for (i) marketing of the Company’s vessels, (ii) seeking and negotiating employment of the Company’s vessels, (iii) advise the Company on market developments, developments of new rules and regulations, (iv) assisting in calculation of hires, freights, demurrage and/or dispatch monies and collection any sums related to the operation of vessels, (v) communicating with agents, and (vi) negotiating sale and purchase transactions. For the 19 vessels that the Company acquired as a result of the Poseidon Transaction, excluding the Argos, the agreements were effective from the date of the completion of the Poseidon Transaction; for the 19 vessels that were owned by the Company prior to the consummation of the Poseidon Transaction till refinance of 2022 Notes which took place on January 2021, an EBSA agreement was in place that was terminated and replaced with commercial management agreements also same agreements applied to all vessels delivered up to September 30, 2021; for all new acquired vessels during 2019 and going forward, the agreements were effective upon acquisition.
The fees charged to the Company by Conchart for the nine months ended September 30, 2021, amounted to $2,365 (nine months ended September 30, 2020: $1,801) and are disclosed within time charter and voyage expenses-related parties in the interim unaudited condensed Consolidated Statements of Operations.
Any outstanding fees due to Conchart are presented in the interim unaudited condensed Consolidated Balance Sheets under "Due to related parties" totaling to $338 and $225 as of September 30, 2021 and December 31, 2020, respectively.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
7.	Commitments and Contingencies
Charter Hire Receivable
The Company has entered time charters for its vessels. The charter hire is fixed for the duration of the charter. The minimum contracted future charter hire receivable, net of address commissions, not allowing for any unscheduled off-hire, assuming expiry at earliest possible dates and assuming options callable by the Company included in the charters are not exercised, for the 64 vessels as at September 30, 2021 is as follows:

During period ending:	Amount
September 30, 2022	$509,513
September 30, 2023	430,120
September 30, 2024	296,730
September 30, 2025	104,621
Thereafter	36,484
Total minimum lease revenue, net of address commissions	$1,377,468

8.	Share Capital
Common shares
As of September 30, 2021, the Company had one class of common shares.
On January 12, 2021, the Company announced that Board of Directors approved the initiation of a quarterly cash dividend of $0.12 per Class A Common Share, with effect from the first quarter of 2021.
Restricted stock units or incentive stock units have been granted periodically to the Directors and management, under the Company’s Equity Incentive Plans, as part of their compensation arrangements (see note 9). In April 2020, 184,270 shares were issued under grants made under the Equity Incentive Plan. In January 2021, 45,313 Class A common shares were issued under the Equity Incentive Plan.
On January 20, 2021, upon the redemption in full of the 2022 Notes, KEP VI (Newco Marine) Ltd. and KIA VIII (Newco Marine) Ltd. (together, “Kelso”), both affiliates of Kelso & Company, a U.S. private equity firm, exercised their right to convert an aggregate of 250,000 Series C Perpetual Convertible Preferred Shares, representing all such shares outstanding, into Class A common shares of the Company, resulting in issuance of an aggregate of 12,955,188 Class A common shares to Kelso.
On January 26, 2021, the Company completed its underwritten public offering of 5,400,000 Class A common shares, at a public offering price of $13.00 per share, for gross proceeds to the Company of approximately $70,200, prior to deducting underwriting discounts, commissions and other offering expenses. The Company intends to use the net proceeds of the offering for funding the expansion of the Company’s fleet, general corporate purposes, and working capital. On February 17, 2021, the Company issued an additional 141,959 Class A common shares in connection with the underwriters’ partial exercise of their option to purchase additional shares (together, the “January 2021 Equity Offering”). The net proceeds the Company received in the January 2021 Equity Offering, after underwriting discounts and commissions and expenses, were approximately $67,758. On September 1, 2021, the Company purchased 521,650 shares and retired them, reducing its’s issued and outstanding shares. As at September 30, 2021, the Company had 36,216,803 Class A common shares outstanding.
On April 13, 2021, Kelso and Maas Capital Investments B.V. sold an aggregate of 5,175,000 Class A common shares in an underwritten public offering at $12.50 per share (including 675,000 Class A common shares that were sold pursuant to the underwriters’ exercise, in full, of their option to purchase additional shares). The Company did not receive any proceeds from the sale of Class A Common Shares.
During 2021, the Board of Directors approved additional awards of 61,625 of Class A common shares under 2019 Plan resulting in a total amount of awards totaling up to 1,421,000 shares.
On May 10, 2021, the Company declared a dividend of $0.25 per Class A common share from the earnings of the first quarter 2021, paid on June 3 to common shareholders of record as of May 24, 2021, amounting to $9,347.
On August 5, 2021, the Company declared a dividend of $0.25 per Class A common share from the earnings of the second quarter 2021, paid on September 3 to common shareholders of record as of August 23, 2021, amounting to $9,358.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
8.	Share Capital (continued)
During the nine months ended September 30, 2021, (i) 454,985 Class A common shares were issued under the Equity Incentive Plan and (ii) 521,650 Class A common shares were cancelled.
Preferred shares
On December 10, 2019, the Company entered into At Market Issuance Sales Agreement with B. Riley FBR under which the Company may, from time to time, issue additional depositary shares, each of which represents 1/100th of one share of the Company’s Series B Preferred Shares (the “Depositary Share ATM Program”). Pursuant to the Depositary Share ATM Program, in 2019, the Company issued 42,756 depositary shares (representing an interest in 428 Series B Preferred Shares) for net proceeds of $856, and during year ended December 31, 2020, the Company issued 839,442 depositary shares (representing an interest in 8,394 Series B Preferred Shares) for net proceeds of $18,847. During nine-month period ended September 30, 2021, the Company issued 2,075,688 depositary shares (representing an interest in 20,757 Series B Preferred Shares) for net proceeds of approximately $51,350. As of September 30, 2021, the Company had 43,579 Series B Preferred Shares outstanding.
On August 20, 2014, the Company issued 1,400,000 Series B Preferred Shares. The net proceeds from the offering were $33,497. Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share).
These shares are classified as Equity in the interim unaudited condensed Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the interim unaudited condensed Consolidated Statements of Shareholders’ Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014 for the third quarter 2014. Subsequent dividends have been declared for all quarters.
9.	Share-Based Compensation
On February 4, 2019, the 2019 Plan was adopted. The 2019 Plan is administered by the Compensation Committee of the Board. The maximum aggregate number of Class A common shares that may be delivered pursuant to awards granted under the 2019 Plan during its 10-year term is 1,812,500. The maximum number of Class A common shares with respect to which awards may be granted to any non-employee director in any one calendar year is 12,500 shares or $100,000.
In July 2019, the Compensation Committee of the Board of Directors approved stock-based awards to senior management under the Company’s 2019 Omnibus Incentive Plan (the “2019 Plan”). A total of 1,421,000 shares of incentive stock may be issued pursuant to the awards, in four tranches, after the approval of the Board of Directors of additional awards of 61,625 of Class A Common Shares. The first tranche is to vest conditioned only on continued service over the three-year period which commenced January 1, 2019. Tranches two, three and four would vest when the Company’s stock price exceeded $8.00, $11.00 and $14.00, respectively, over a 60-day period. The $8.00 threshold was achieved in January 2020 and the $11.00 threshold was achieved in January 2021 and the $14.00 threshold was achieved in March 2021. Accordingly, 113,279 incentive shares vested in the year ended December 31, 2019, 317,188 incentive shares vested in the year ended December 31, 2020 and 960,924 incentive shares vested in the nine months ended September 30, 2021. Of the total of 430,467 incentive shares which vested up to December 31, 2020, 184,270 were settled and issued as Class A common shares in April 2020.  A further 45,313 Class A common shares were settled and issued in January 2021 and 437,265 Class A common shares were settled and issued during the three month period ended September 30, 2021. A total of 1,391,391 incentive shares have vested as at September 30, 2021, out of which 666,848 Class A common shares have been issued.
On September 29, 2021, the Compensation Committee and the Board of Directors approved an increase in the aggregate number of common shares available for issuance as awards under the Plan of 1,600,000. A total of 1,500,000 shares of incentive stock may be issued pursuant to the awards, in three tranches with a grant date October 1, 2021. The first tranche, representing 55% of the total, is to vest quarterly conditioned only on continued service over the four-year period which commenced October 1, 2021. Tranches two and three, each representing 22.5% of the total, will vest quarterly up to September 30, 2025, when the Company’s stock price exceeds $27.00 and $30.00, respectively, over a 60-day period. Also, on September 29, 2021, the Board of Directors approved stock-based awards to non-executive directors under the 2019 Plan totalling 105,000 shares of incentive stock to vest in a similar manner to those awarded to senior management.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
9.	Share-Based Compensation (continued)
Share based awards since January 1, 2020, are summarized as follows:
	Restricted Stock Units
	Number of Units
	Number	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2020	1,246,096	$3.79	n/a
Vested in 2020	(317,188)	—	4.45
Unvested as at December 31, 2020	928,908	$3.79	n/a
Granted on March 11, 2021	61,625	11.72	n/a
Vested in nine months ended September 30, 2021	(960,924)	n/a	3.90
Unvested as at September 30, 2021	29,609	$5.08	n/a

Using the graded vesting method of expensing the incentive shares grants, the weighted average fair value of the stock units is recognized as compensation costs in the interim unaudited condensed Consolidated Statements of Operations over the vesting period. The fair value of the incentive share grants for this purpose is calculated by multiplying the number of stock units by the fair value of the shares at the grant date. The Company has not factored any anticipated forfeiture into these calculations based on the limited number of participants.
For the nine months ended September 30, 2021 and 2020, the Company recognized a total of $2,005 and $1,640, respectively, in respect of stock-based compensation.
10.	Earnings per Share
Under the two-class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. The net income allocated to Class A and Series C shares was based on an as converted basis utilizing the two-class method.
Earnings are only allocated to participating securities in a period of net income if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such earnings. As a result, earnings are only be allocated to the Class A common shareholders and Series C preferred shareholders.
At September 30, 2021, there were 29,609 shares of incentive share grants unvested as part of management’s equity incentive plan. At September 30, 2020, there were 957,229 shares of incentive share grants unvested as part of management’s equity incentive plan.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
10.	Earnings per Share (continued)
	Nine months ended September 30,
	2021	2020
Numerator:
Net income attributable to common shareholders	$97,137	$26,815
Undistributed income attributable to Series C participating preferred shares	—	(11,344)
Net income available to common shareholders, basic and diluted	$97,137	$15,471

Net income available to:	97,137	15,471
Class A, basic and diluted

Denominator:
Class A Common shares
Basic weighted average number of common shares outstanding	34,734,005	17,669,049
Plus weighted average number of RSUs with service conditions	9,292	81,700
Common share and common share equivalents, dilutive	34,743,297	17,750,749

Basic earnings per share:
Class A	2.80	0.88

Diluted earnings per share:
Class A	2.80	0.87

Series C Preferred Shares-basic and diluted earnings per share:
Undistributed income attributable to Series C participating preferred shares	$—	$11,344
Basic weighted average number of Series C Preferred shares outstanding, as converted	—	12,955,187
Plus weighted average number of RSUs with service conditions	—	59,904
Dilutive weighted average number of Series C Preferred shares outstanding, as converted	—	13,015,091
Basic earnings per share	n/a	0.88
Diluted earnings per share	n/a	0.87

11.	Subsequent events
After the period end and up to November 10, 2021, the Company issued and sold an aggregate of 1,304 depositary shares in connection with the At Market Issuance Sales Agreement for net proceeds of $33.
In November 2021, the Company declared a dividend of $0.25 per Class A common share from the earnings of the third quarter 2021 to be paid on December 2, 2021, to common shareholders of record as of November 22, 2021.
In connection with the acquisition by the Company (see note 1) of the Four Vessels for an aggregate purchase price of $148,000, three out of the four vessels were delivered during the third quarter of 2021 and the fourth one on October 13, 2021.